UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On March 15, 2024, AerCap Holdings N.V. (“AerCap”) issued a press release announcing that AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap, commenced an offer to exchange (the “Exchange Offer”) up to $1,500,000,000 aggregate principal amount of their unregistered outstanding 6.450% Senior Notes due 2027 that were issued in November 2023 (the “Unregistered Notes”) for a like principal amount of new 6.450% Senior Notes due 2027 (the “Exchange Notes”), which are registered under the Securities Act of 1933, as amended (the “Securities Act”).

A copy of the press release announcing the commencement of the Exchange Offer is attached hereto as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

The information contained in this Form 6-K is incorporated by reference into AerCap’s Form F-4 Registration Statement, File No. 333-277595, Form F-3 Registration Statement, File No. 333-260359, and Form S-8 Registration Statements, File Nos. 333-194638, 333-194637, 333-180323, 333-165839 and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1          AerCap Holdings N.V. Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
		Name:	Aengus Kelly
		Title:	Authorized Signatory

Date: March 15, 2024

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release.